Gary A. Miller 215.851.8472 gmiller@eckertseamans.com

March 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 S Street, NE

Washington, DC 20549-0213

℅ Keira Nakada (202) 551-3659

℅ Sharon Blume (202) 551-3474

Re:	Generex Biotechnology Corp.
Form 10-K for the Fiscal Year Ended July 31, 2018
Filed October 26, 2018
Form 8-K/A Dated October 3, 2018
Filed December 19, 2018
File No 000-25169

Miss. Nakada and Blume:

The above referenced issuer is in receipt of your correspondence dated 1 March 2019, posing comments regarding the aforementioned periodic filings.

Please find the issuer’s respective responses below, restating the Commission’s comments in bold, and the company’s response in plain text.

1.	Report of Independent Accountants, page 3 - We note your auditor’s reference to a predecessor auditor for the fiscal year ended December 31, 2016. Please provide the signed audit report of the predecessor auditor referenced therein as required under Article 2 of Regulation S-X or tell us why such report is not required. If you are unable to obtain a reissued audit report, you must engage another accountant to reaudit the financial statements.

Answer

Generex Biotechnology Corp. (“Generex”) worked with Veneto’s auditors, Whitley Penn, in the review of the Form 8-K and pro forma financial statements included therein. Whitley Penn had audited 2017 for Veneto and Deloitte had performed the audit for 2016 under private accounting standards. After independent review, the only outstanding item in the translation between public and non-public accounting standards was the accounting for goodwill, which was the information also independently received from Deloitte. Generex provided for the public to non-public accounting translation in column form to attempt to add greater transparency [infra] which was a non-material amount. (approximately $10,000) Generex is also in possession of the 2016 audit by Deloitte, which is hereby attached as Exhibit A. Please be advised, that the although the Deloitte audit report is attached, Generex did not obtain consent of Deloitte to publish or file their audit report, and therefore the attached Exhibit A is not for publication and not considered filed. While Deloitte did not give their consent to Generex, the possession of the audit report for 2016, as attached, and the Whitely Penn audit of 2017, and Generex’s own accounting team analysis, it was determined that no material misleading information would be in the public domain, so as not to endanger consumer confidence or orderly markets in any way.

Generex respectfully submits the 2016 not for publication audit report from Deloitte to satisfy the Commission’s request. Generex acknowledges that it is not a consent, but respectfully asserts that all the information in the public domain is materially correct regardless.

CONFIDENTIAL: Irrespective of the consent issue, superseding events have transpired resolving is the restructuring of the Veneto transaction which will necessitate an 8K in and of itself. Negotiations are currently underway, and drafts are currently being circulated, and once all parties have arrived at a definitive agreement, a Form 8-K will be released in the near future restructuring the transactions and releasing the details. In that 8K Generex intends to release a statement issuing a non-reliance on the filed Form 8-K concerning the Veneto transaction, given the superseding events. This contemplated 8K should be released in 30 days or less. Unfortunately, Generex does not have the capacity to reaudit 2016, engage Whitely Penn to reaudit Veneto for 2016, although Generex has engaged Whitely Penn to audit Veneto for 2018, restate the prior transaction, re-account for the forthcoming restructuring, and get the 10Q in on a timely basis. Generex reasserts that no information in the public domain is materially misleading, and has not issued a non-reliance based upon that fact, although it will issue a non-reliance in the forthcoming Form 8-K because it is more digestible and transparent to the public to simply issue a non-reliance and reissue proper financial statements reflecting current circumstances then to dissect the prior Form 8-K and explain the whys and wherefores of each component and aspect of the initial Veneto transaction.

2.	Consolidated Financial Statements, page 4 – An otherwise private company meets the definition of a public business entity as outlined in ASU 2013-12 if its financial statements are included or required to be included in an SEC filing. As Veneto’s financial statements were required to be included in this Form 8-K/A pursuant to Rule 8-04 of Regulation S-X, it meets the definition of a public business entity. As such, Veneto is ineligible to use private company exemptions and alternatives issued by the FASB. For example, we note that Veneto amortizes goodwill, as permitted by U.S. GAAP for private companies. Please amend your Form 8-K/A to include audited and unaudited financial statements that comply with U.S. GAAP applicable to public business entities. Refer to paragraph BC12 of ASU 2013-12.

Answer

After reviewing your question and comments, the Company reviewed ASU 2013-12 and paragraph BC12. The acquisition was deemed an asset purchase and Generex eliminated the goodwill on the pro forma. Generex agrees that Veneto’s financial statements should be prepared using the same accounting principles of a public business entity. As a result, Veneto is in the process of preparing revised financial statements with Veneto’s auditors Whitley Penn to be included in the forthcoming Form 8-K.

In the filed Form 8-K, there were four columns; one for Generex, one for Veneto, one for adjustments, and one for the combined total. The column for Veneto included the goodwill net of goodwill amortization. The adjustment column completely removes the Veneto goodwill, so the combined total excludes the Veneto goodwill in the combined column. This is reflected in the pro forma statements and notes.

In order to conform with public entity standards, Veneto would increase its goodwill balance to remove any effects of amortization previously recorded as a private company, assuming no impact from impairment testing.   This change to gross up goodwill in Veneto column of the pro forma balance sheet would be matched with a similar change to “Pro Forma Adjustments” column.   Generex presented the information of the goodwill in columns which is more digestible and transparent to the public and accurately reflects the same process and steps, albeit in an alternate format, and reflects the same result of the deduction of goodwill.   The net results of anticipated changes to reflect the grossing up of the goodwill to conform with public accounting principal of business entities will not change the total combined assets reflected on the pro forma.  In either case, goodwill that originated from Veneto is eliminated

In the forthcoming Form 8-K, Generex will present the information and process in the traditional manner.

3.	Notes to the Unaudited Pro Forma Combined Financial Information. Intangibles, net, page 4 – You state the tradenames and trademarks were not valued as tradenames and trademarks will not be maintained going forward. Please tell us how this accounting complies with ASC 805-20-30-6, which requires the acquirer to fair value the non-financial asset assuming its highest and best use by market participants.

Answer

Generex performed a valuation procedure on the contemplated tradename/trademark and determined they were of nominal value and properly excluded the tradenames/trademarks from the transaction.  Based on Generex’s assumptions, assuming it highest and best use, and after due analysis, the fair value was/is approximately $10,000. The total transaction value was approximately $35,000,000, of which the $10,000 valuation was approximately 0.03% and thus of nominal value, and therefore it was properly excluded from the purchase price allocation.

4.	Pro Form Adjustments, page 5 – You state on page 1 that certain assets and liabilities were excluded from the acquisition of Veneto Holdings and adjust for these items under pro forma adjustment (B). Please tell us the amount and nature of these items and whether there were any operations of Veneto Holdings that were not acquired.

Answer

Generex acquired substantially all of the operations of Veneto Holdings L.L.C. (“Veneto”), but did not acquire any legal entities.   The transaction was an asset purchase. Generex acquired the operating assets and associated liabilities related to the operations.  There are no substantive operations which remain under Veneto, or its parent, or the former holding company Medoc Health Services, L.L.C. (“Medoc”).   Excluded from the acquisition was i) restricted cash held for non-operating purposes; ii) accounts receivable earned by Veneto, Medoc and the related operations prior to acquisition; iii) various prepaid expenses related to the holding company for insurance and various professional fees related to the parent companies and unrelated to operations; iv) property and equipment held by the parent company unrelated to operations sold, and various related leasehold improvements and related amortization for properties (leases) not assigned or assumed by Generex at the time of acquisition; and v) goodwill held by Veneto that was eliminated at the time of acquisition as detailed below:

Excluded Assets:
350,000	Restricted cash
614,216	Accounts receivable, net
1,480,030	Prepaid expenses and other
2,106,491	Property and equipment, net
3,082,000	Goodwill, net
7,632,737	Total

Similarly, there are various liabilities that were excluded that specifically were associated with non-operational activities not acquired by Generex including: i) accounts payable and accrued expenses of Veneto and Medoc at the parent level including general parent level expenses; ii) accrued payroll expenses for Veneto employees not hired by Generex; iii) legal entity franchise taxes, corporate credit cards, distribution fees and other non-operational accrued expenses and current liabilities; and iv) corporate notes payable and equipment leases and other deferred rent expenses for leases not assumed by Generex under the acquisition.

Excluded Liabilities:
1,366,608	Accounts payable and accrued expenses
318,689	Other current liabilities
3,766,134	Notes payable - long term
10,000	Equipment lease financing
652,000	Contingent consideration
958,669	Deferred rent
7,072,100	Total

Conclusion

Generex regrets the culmination of this situation. Generex reasserts that all financial data put forth are materially accurate in all respects and there is, and never was, any danger to consumer confidence or orderly markets. Notwithstanding the aforementioned, Generex, due to superseding events, will issue a Form 8-K or Form 8-K/A, as appropriate, which will state a non-reliance upon the prior Form 8-K/A due to said events, within 30 days or as soon as the principals have a meeting of the mind, and a material definitive agreement is executed, stating the restructuring of the Veneto transaction in accordance with traditional GAAP.

Sincerely yours,

Gary A. Miller

/s/ Gary A. Miller

GAM:ncd

Cc: Joseph Moscato, Chief Executive Officer

Mark Corrao, Chief Financial Officer

Marshal Shichtman, Esq.